Mail Stop 4561

May 22, 2009

Via US Mail and facsimile to (415) 884-9153

Russell A. Colombo
President and Chief Executive Officer
Bank of Marin Bancorp
504 Redwood Blvd., Suite 100
Novata, CA 94947

>   **Re: Bank of Marin Bancorp**
>   **Form 10-K**
>   **Filed March 16, 2009**
>   **File No. 001-33572**

Dear Mr. Colombo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 16, 2009

Loans, page 35

1.   We note the disclosure that the bank does not offer first mortgages and has no sub-prime residential loans or securities backed by such loans in the portfolio. Please confirm to us supplementally that the company has the same policy with respect to Alt-A mortgages, or if the company does make or hold Alt-A mortgages, such holdings are inconsequential to the company.

Item 9A. Controls and Procedures, page 77

2.   You disclose that your disclosure controls and procedures "were effective in recording, processing, summarizing and reporting the information we are required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the Securities and Exchange Commission's rules and forms." Rule 13a-15(e) under the Exchange Act requires that you conclude whether your disclosure controls and procedures are effective to ensure that the information required to be disclosed "is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and are also designed to ensure that the "information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures met all of the requirements of the rule as of December 31, 2008 and confirm that you will conform your disclosure in future filings.

Item 11. Executive Compensation, page 78

Executive Compensation, page 10 of Definitive Proxy Statement on Schedule 14A

3.   Please tell us why you have not disclosed the performance targets utilized in determining cash incentive compensation for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the specific targets for deposits, loans, net income, return on equity and the efficiency ratio that were used as bases for awarding cash bonuses to your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. To the extent material, please tell us if you have utilized other performance targets to determine other elements of compensation. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

4.   It appears that the company benchmarks certain elements of compensation to its peers. Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Item 13. Certain Relationships And Related Transactions, And Director Independence, page 78

Indebtedness and Other Transactions with Directors and Executive Officers, page 20 of Definitive Proxy Statement on Schedule 14A

5.   We note the disclosure on page 20 that the loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Exhibits

Exhibits 31.01 and 31.02

6.   You have deleted the language "(or persons performing the equivalent functions)" in the introductory language in paragraph 5. In future filings, the certification should be revised so as to include this language.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3418 with any questions.

Sincerely,

William Friar
Senior Financial Analyst